Exhibit 12.1

NewLink Genetics Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31, 2010, 2011, 2012, 2013, 2014 and the Three Months Ended March 31, 2015 (in Thousands)

	Year Ended December 31,					Three Months Ended March 31, 2015
	2010	2011	2012	2013	2014
Earnings:
Pretax (Loss) Income from Continuing Operations; Total earnings	$(16,562)	$(18,088)	$(23,321)	$(31,050)	$117,633	$12,859
Noncontrolling interest in pre-tax income of subsidiary	284	1	—	—	—	—
Total earnings	(16,278)	(18,087)	(23,321)	(31,050)	117,633	12,859

Fixed Charges:
Interest expensed, including amortized discounts and premiums	47	42	38	33	26	6
Interest expense within rental expense	200	200	236	255	402	123
Total Fixed Charges	247	242	274	288	428	129
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	276x	101x
Deficiency of Earnings Available to Cover Fixed Charges	$(16,031)	$(17,845)	$(23,047)	$(30,762)	$—	$—